Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com

                                  June 21, 2009

Mark P. Shuman, Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

         Re:      Veridicom International, Inc.
                  Registration Statement on Form SB-2
                  Filed May 10, 2006
                  File No. 333-133598

     Dear Mr. Shuman:

      This firm represents Veridicom International, Inc. (the "Company") in the above-referenced matters. Enclosed for filing is the Company's amended Registration Statement on Form SB-2. Below please find our responses to your June 2, 2006 comment letter:

Form SB-2 Financial Statements
------------------------------

1. Please update to provide the audited financial statements for the three months ended March 31, 2006, together with updated texture disclosure. Please see Item 310(b) of Regulation S-B in this regard.

         Response
         --------

         We have revised the registration statement to provide an update with the financial statements for the three months ended March 31, 2006 and the related disclosures.

2. Item 512(g) of Regulation S-B was recently amended in Release No. 33-8591. Please revise your undertakings as appropriate.

         Response
         --------

         We have revised the registration statement to provide the appropriate undertakings.

                                       ***

         Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

                                   Sincerely,
                                   /s/Yoel Goldfeder
                                   Yoel Goldfeder